FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending June 07, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.

2 June 2006     Abacus (GSK) Trustees Limited, as trustee of the
                GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred
                9,292 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.

The Company was advised of these transactions on 5 June 2006.

5 June 2006     The GSK Trust transferred 7,000 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option
                Plan 1991.

                The GSK Trust sold 672 American Depositary Shares (ADSs) in the Company on behalf of participants in the GlaxoSmithKline Performance Share Plan at a price of $55.99 per ADS.

                The GSK Trust transferred 1,434 ADSs in the Company to participants in the GlaxoSmithKline Performance Share Plan.

                The GSK Trust sold 2,508 American Depositary Shares (ADSs) in the Company on behalf of participants in the SmithKline Beecham Mid-Term Incentive Plan at a price of $55.99 per ADS.

                The GSK Trust transferred 5,355 ADSs in the Company to participants in the SmithKline Beecham Mid-Term Incentive Plan.

The Company was advised of these transactions on 6 June 2006.

6 June 2006     The GSK Trust transferred 16,165 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option
                Plan 1991.

The Company was advised of these transactions on 7 June 2006.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr M M Slaoui and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary

7 June 2006




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 07, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc